Morgan Stanley  Information Fund
                  Item 77E.  Legal Proceedings



Beginning October 25, 2002, purported class action complaints were filed in the United States District Court for the Southern District of New York against Morgan Stanley, Morgan Stanley Information Fund (the "Fund"), Morgan Stanley Investment Advisors Inc., and certain subsidiaries of Morgan Stanley alleging violations of federal securities laws in connection with the underwriting and management of the Fund. Plaintiffs allege in these cases that Morgan Stanley analysts issued overly optimistic stock recommendations to obtain investment banking business, and that the desire to obtain investment banking business influenced decisions made by the Fund Manager. On August 29, 2003, the Court entered an Order approving the parties' stipulation to stay the case pending the decision of the U.S. Circuit Court of Appeals for the Second Circuit in an appeal from the dismissal of a similar case brought against another party by the same plaintiffs' law firm.